EXHIBIT 99.1

Profound Medical Announces Second Quarter 2020 Financial Results

TORONTO, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today reported financial results for the second quarter ended June 30, 2020, and provided an update on its operations.

Recent Corporate Highlights

  On April 3, 2020, Profound launched a TULSA procedure website, www.tulsaprocedure.com, as a resource for patients with prostate disease.

  On July 21, 2020, Profound closed an underwritten offering of common shares (the “July 2020 Offering”), including the full exercise of the over-allotment option, for gross proceeds of approximately US$46 million.

“We are very encouraged by the continuing strong interest shown in TULSA-PRO® by both surgeons and patients across the United States,” said Arun Menawat, Profound’s CEO. “That culminated in us completing the first installation of TULSA-PRO® at a teaching hospital – the world-renowned Mayo Clinic in Jacksonville, FL – in early July. Moving forward, as we continue to execute on our U.S. TULSA-PRO® commercialization strategy, building additional awareness of this technology will be key to our success. To that end, we are looking forward to launching a new patient forum in the Fall, through which patients will be able to share their experiences with the TULSA procedure, as well as rolling out both surgeon-to-surgeon and patient-to-patient education programs.”

Summary Second Quarter 2020 Results

All amounts, unless specified otherwise, are expressed in Canadian dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

For the second quarter ended June 30, 2020, the Company recorded revenue of $1,421,223, with $1,131,801 from the sale of product, $97,868 from pay for procedure and $191,554 from installation and training services. Second quarter 2020 revenue increased approximately 148% from $574,109 in the same three-month period a year ago.

The Company recorded a net loss for the three months ended June 30, 2020 of $7,347,529, or $0.46 per common share, compared to a net loss of $5,844,134, or $0.54 per common share, for the three months ended June 30, 2019. The increase in net loss was primarily attributed to increases in general and administrative (“G&A”) expenses, selling and distribution expenses, and net financing costs by $688,764, $220,619, $1,469,688, respectively. This was offset by a decrease in research and development (“R&D”) expense of $802,488 and an increase in gross profits of $245,788.

Expenditures for R&D for the three months ended June 30, 2020 were $2,383,867, compared to $3,186,355 for the three months ended June 30, 2019. Clinical trial costs, materials, travel, salaries and benefits, and software expenses decreased by $330,260, $517,520, $77,408, $167,227, and $26,646, respectively. These decreases were due to decreased spending on materials and R&D projects due to the impact of COVID-19, as hospitals and testing facilities were not accessible, lower travel due to COVID-19 restrictions, decreased R&D personnel, the Canada Emergency Wage Subsidy (CEWS) and lower software and hardware costs. Offsetting these amounts were increases in consulting fees and share based compensation of $181,807, and $153,453, respectively, due to increased spending for reimbursement, market research and options awarded to employees.

G&A expenses for the three months ended June 30, 2020 increased by $688,764 compared to the three months ended June 30, 2019. Consulting fees, share based compensation, insurance and software expenses increased by $59,737, $242,009, $397,181, and $177,670, respectively, due to increased costs associated with being Nasdaq listed, options awarded to employees, increased insurance costs associated with being Nasdaq listed and increased software costs for cybersecurity. Offsetting these amounts were decreases to salaries and benefits of $97,607 and travel of $59,146 which were due to lower personnel costs, CEWS and COVID-19 travel restrictions. Depreciation expenses decreased by $23,173 due to certain assets being fully depreciated.

Liquidity and Outstanding Share Capital

As at June 30, 2020, the Company had cash of $55,964,086. Subsequent to quarter end, the Company completed the July 2020 Offering, resulting it in having approximate cash of $112 million at July 31, 2020.

As at August 6, 2020, Profound had 19,378,152 common shares issued and outstanding.

For complete financial results, please see our filings at www.sedar.com and our website at www.profoundmedical.com.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, August 6, 2020, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-844-407-9500 (Canada and the United States)
1-862-298-0850 (International)

Replay:	1-919-882-2331
Replay ID:	35945

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp. Interim Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	55,964,086	19,222,195
Trade and other receivables	4,594,426	4,058,136
Investment tax credits receivable	240,000	240,000
Inventory	6,781,987	4,764,458
Prepaid expenses and deposits	583,891	1,335,620
Total current assets	68,164,390	29,620,409

Property and equipment	663,366	684,718
Intangible assets	2,551,997	3,128,820
Right-of-use assets	2,012,198	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	76,801,116	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,742,942	3,933,114
Deferred revenue	1,028,766	654,763
Long-term debt	-	5,144,461
Warranty provision	129,871	134,956
Other liabilities	106,513	286,858
Derivative financial instrument	487,235	254,769
Lease liabilities	346,587	258,685
Income taxes payable	5,856	15,763
Total current liabilities	4,847,770	10,683,369

Long-term debt	-	6,719,924
Deferred revenue	490,835	829,784
Warranty provision	28,509	19,005
Lease liabilities	1,937,279	2,125,873

Total liabilities	7,304,393	20,377,955

Shareholders’ Equity

Share capital	194,991,770	130,266,880
Contributed surplus	16,483,466	19,580,338
Accumulated other comprehensive gain/(loss)	42,201	(117,188)
Deficit	(142,020,714)	(131,065,492)

Total Shareholders’ Equity	69,496,723	18,664,538

Total Liabilities and Shareholders’ Equity	76,801,116	39,042,493

Profound Medical Corp. Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Unaudited)

	Three months ended June 30, 2020 $	Three months ended June 30, 2019 $	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Revenue
Products	1,131,801	465,840	2,489,340	1,813,621
Services	191,554	108,269	353,148	236,276
Pay per procedure	97,868	-	138,953	-
	1,421,223	574,109	2,981,441	2,049,897
Cost of sales	845,392	244,066	1,811,000	777,422
Gross profit	575,831	330,043	1,170,441	1,272,475

Operating Expenses
Research and development	2,383,867	3,186,355	5,223,084	5,864,101
General and administrative	2,275,087	1,586,323	5,328,314	3,100,436
Selling and distribution	1,375,488	1,154,869	2,629,817	625,524
Total operating expenses	6,034,442	5,927,547	13,181,215	9,590,061

Operating Loss	5,458,611	5,597,504	12,010,774	8,317,586

Net finance (income)/costs	1,696,118	226,430	(1,372,087)	399,234

Loss before income taxes	7,154,729	5,823,934	10,638,687	8,716,820

Income taxes	192,800	20,200	316,535	54,000

Net loss for the period	7,347,529	5,844,134	10,955,222	8,770,820

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	(25,728)	(11,843)	159,389	(58,232)
Net loss and comprehensive loss for the period	7,321,801	5,832,291	11,114,611	8,712,588

Loss per share
Basic and diluted net loss per share	0.46	0.54	0.71	0.81

Profound Medical Corp. Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30, 2020 $	Six months ended June 30, 2019 $

Operating activities
Net loss for the period	(10,955,222)	(8,770,820)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	245,277	257,299
Amortization of intangible assets	203,663	564,219
Depreciation of right-of-use assets	576,823	204,126
Share-based compensation	1,490,806	456,427
Interest and accretion expense	696,866	681,258
Deferred revenue	35,054	387,165
Change in fair value of derivative financial instrument	232,466	54,220
Change in fair value of contingent consideration	11,580	(208,911)
Foreign exchange on cash	(1,701,391)	-
Changes in non-cash working capital balances
Trade and other receivables	(536,290)	(248,171)
Prepaid expenses and deposits	751,729	63,186
Inventory	(2,206,342)	20,277
Accounts payable and accrued liabilities	(1,071,273)	(1,612,144)
Provisions	4,419	(1,219,114)
Income taxes payable	(9,907)	(133,274)
Net cash flow used in operating activities	(12,231,742)	(9,504,257)

Financing activities
Issuance of common shares	52,098,723	-
Transaction costs paid	(4,152,072)	-
Payment of other liabilities	(191,925)	(16,203)
Payment of long-term debt and interest	(12,497,993)	(534,709)
Proceeds from share options exercised	1,540,180	5,399
Proceeds from warrants exercised	10,650,381	-
Payment of lease liabilities	(175,052)	(143,943)
Total cash from financing activities	47,272,242	(689,456)

Net change in cash during the period	35,040,500	(10,193,713)
Foreign exchange on cash	1,701,391	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	55,964,086	20,493,470